JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04045523

30th September 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT 18 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
2004 Interim Dividend – Scrip Dividend

We enclose for your information a notification dated 30th September 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dw 10/19

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:39 30-Sep-04
Number	5289D

JARDINE MATHESON HOLDINGS LIMITED

2004 INTERIM DIVIDEND

Please be advised of the following in respect of the scrip election for the 2004 interim dividend of the above Company:

Interim Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 8.50	US$13.88	163.29412

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 30th September 2004.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

30th September 2004

www.jardines.com

END

Close